70-33

LORD ABBETT

04048577

VIA FEDEX

October 25, 2004

SEC MAIL PROCESSING RECEIVED OCT 26 2004 WASH. D.C. 188 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Filing of Documents with Commission in Civil Actions Pursuant to Section 33 of the Investment Company Act of 1940, as amended:**
- ***Lord Abbett Securities Trust All Value Portfolio (SEC File No. 811-07538)***
- ***Lord Abbett Bond-Debenture Fund, Inc. (SEC File No. 811-02145)***
- ***Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (SEC File No. 811-02924)***

Ladies/Gentlemen:

The "Lord Abbett Funds" were served with a summons and complaint naming the Lord Abbett Funds and certain other parties as defendants in a civil action in the Circuit Court of Mobil County, Alabama (the "Claim"). The Claim is based upon the alleged forgery of account documentation by a third-party in connection with the transfer of assets to/from accounts of the above-referenced funds. Pursuant to Section 33 of the Investment Company Act of 1940, as amended, copies of the summons and complaint were previously filed with the Commission under letter dated November 14, 2003. Attached hereto are copies of additional pleadings/motions/order recently filed/issued in connection with the Claim.

Should you have any questions or comments concerning this matter, please call the undersigned at (201) 395-2267.

Very truly yours,

Paul A. Hilstad

Paul A. Hilstad,
Vice President and Secretary

PAH:ih
Attachments

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

cc: M. Chambers (Wilmer Cutler Pickering Hale & Door LLP)

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA.

GAYNELL M. VAN HOOF,	*	
Plaintiff,	*	CIVIL ACTION NUMBER
versus	*	CV-2003-3643
LORD ABBETT FUNDS, et al.,	*	
Defendants.	*	

ORDER

This matter came on for hearing on Lord Abbett & Co. and State Street Bank & Trust's motion to deposit funds into Court in the approximate amount of One Hundred Sixteen Thousand and No/100ths Dollars ($116,000.00) on this date, and all counsel being present, the motion is due to be and is hereby GRANTED, without objection. Accordingly, Lord Abbett & Co. and State Street Bank & Trust are hereby directed to forthwith deposit funds in the approximate amount of One Hundred Sixteen Thousand and No/100ths Dollars ($116,000.00) with the Clerk of the Circuit Court of Mobile County, and the Clerk of the Circuit Court of Mobile County is hereby directed to accept those funds and to deposit the same into an account pending further orders of this Court as to the ownership of said funds.

The Motion to Intervene in this action of Rowena S. Van Hoof also came on for hearing on this date, with all counsel present and the Court determines the Motion to Intervene is due to be and is hereby GRANTED, without objection.

JUDGE JAMES C. WOOD
CIRCUIT JUDGE

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA

GAYNELL M. VAN HOOF,	*	
Plaintiff,	*	
v.	*	**CIVIL ACTION NUMBER CV-03-3643**
LORD ABBETT FUNDS, et. al.,	*	
Defendants.	*	

AMENDED RESPONSE OF PLAINTIFF,
<u>GAYNELL M. VAN HOOF, TO MOTION TO INTERVENE</u>

Comes now the Plaintiff, GAYNELL M. VAN HOOF, and objects to the Motion of Rowena S. Van Hoof ("Mrs. Van Hoof") to Intervene on the following grounds:

1. The asset which Mrs. Van Hoof claims in her intervention was and is an asset of the Estate of Rowena A. Van Hoof, deceased.

2. Mrs. Van Hoof's claim is a claim against the Estate but Mrs. Van Hoof has not filed a claim against the Estate within the time required by § 43-2-350, *Code of Alabama*, 1975.

3. Said intervention is barred by § 43-2-350, *Code of Alabama*, 1975, the statute of non-claims.

4. Rule 24, ARCP, provides that "anyone shall be permitted to intervene. . .unless the applicant's interest is adequately represented by existing parties." The Defendants to the lawsuit have failed and refused to permit Plaintiff to access "the Scudder account" (which is now a Lord Abbett account). The defense of their actions will necessarily represent the interest of Mrs. Van Hoof.

5. Intervention by Mrs. Van Hoof will not avoid a determination of the wrongful conduct of the Defendants.

6. The claim made by Mrs. Van Hoof is barred by the doctrine of unclean hands.

7. Plaintiff is entitled to a trial by jury and her claims cannot be resolved by a declaratory judgment.

WHEREFORE, Plaintiff, GAYNELL M. VAN HOOF, moves that the Motion to Intervene by denied.

JOSEPH D. THETFORD (THE001)
Attorney for Plaintiff
1250 Dauphin Street
Mobile, Alabama 36604
(251) 433-7000

CERTIFICATE OF SERVICE

I do hereby certify that I have this 7 day of October, 2004, served a copy of the foregoing upon the following by facsimile and by United States mail, properly addressed and first-class postage prepaid:

Matthew C. McDonald, Esquire
Miller, Hamilton, Snider & Odom, L.L.C.
Post Office Box 46
Mobile, Alabama 36601

Joe Espy, III, Esquire
Flynn Mozingo, Esquire
Melton, Espy & Williams, P.C.
Post Office Drawer 5130
Montgomery, Alabama 36103

Philip H. Partridge, Esquire
Andrew L. Smith, Esquire
Brown, Hudgens, P.C.
Post Office Box 16818
Mobile, Alabama 36616-0818